

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 3, 2014

Hollis M. Greenlaw, Esq.
Chief Executive Officer
United Development Funding Income Fund V
The United Development Funding Building
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

Re: United Development Funding Income Fund V
Confidential Draft Registration Statement on Form S-11
Submitted November 29, 2012
File No. 377-00056

Dear Mr. Greenlaw:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with copies of any graphics, maps, photographs, and related

captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data culled from the Real Estate Center at Texas A&M University, the U.S. Department of Housing, the Urban Development and the Census Bureau. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily.

4.   We note on page 201 that you have authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

5.   We note your analysis beginning on pages 23, 44, and 81 regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

6.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

7.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to

your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Prospectus Cover Page

8.   Please add a summary risk factor to briefly address the limitations of your redemption program.

Q: Do your advisor entities use any specific criteria…, page 25

9.   Please supplement the last bulleted item under this subheading to highlight your intensions to concentrate your investment activities in Texas and certain other Southeast and Southwest sections of the United States, consistent with your disclosure on page 41.

Risk Factors

Payment of fees to our advisor entities and their affiliates…, page 48

10.   Please relocate this risk factor to the forepart of the risk factors section to place the attending risks to your fee structure in context. Please also revise the risk factor sub caption to reflect both the fees and reimbursable expenses that the company will pay to the advisor and its affiliates. Please also supplement your disclosure in this risk factor to address how the structure of your acquisition and disposition fees could potentially incentivize your advisor to select acquisition targets that have a greater cost.

Types of Investments, page 68

11.   On page 69, you indicate that you will "generally" finance projects where the homes will be priced at or below the conforming loan limits. Please clarify if there is a percentage associated with your use of the term "generally" and whether there are additional risks associated with financing projects where the homes are priced above the conforming loan limits.

Investment Committee, page 70

12.   We note that your advisors have latitude to alter your investment guidelines and borrowing policies without stockholder approval, per your disclosure on page 45 in the Risk Factors section. Please revise the appropriate section to disclose how and when you will disclose any changes to your investment and borrowing policies to

your stockholders.

Secured Loans, page 76

13.   Please clarify how the appraised value for your development loans will be determined since the properties are not yet developed.

Credit Enhancements, page 77

14.   We note the reference to collateral here and on page 68. Please revise to discuss the typical collateral provisions that accompany a credit enhancement arrangement and your intention, if any, from deviating from such practices.

Management

Executive Officers and Trustees, page 93

15.   Please supplement your biographical disclosures to include a discussion of each officer's business experience with respect to the credit enhancements aspect of your business.

The Advisory Agreement, page 106

16.   On page 109, we note that you will reimburse your advisor for the cost of salaries. Please clarify here if you will provide reimbursements for your named executive officers' salaries. If so, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please confirm that you will provide a break out of your reimbursements to specify any amounts reimbursed for salaries or benefits of a named executive officer and, as applicable, other key personnel.

The Sub-Advisor, page 110

17.   Please revise to describe the "certain" duties that have been assigned to the sub-advisor.

Subordinated Incentive Fee, page 120

18.   Please clarify in the table that net income here is not based on GAAP, as noted in your footnote, and the fact that it could result in a number higher than your GAAP net income. Also, please provide us with an example of how this fee is calculated.

Prior Performance Summary

Prior Investment Programs, page 132

19.   Please tell us how the annual yield was calculated for the UDF programs.

American Realty Capital Programs, page 138

20.   Similar to your disclosure on page 132, please revise to provide a brief statement under this heading to note that none of the following programs have similar investment objectives to you. Also, please revise to limit the program summary to make it brief, as you have indicated on page 132.

Share Repurchase Program, page 167

21.   We note your disclosure here that you reserve the right to suspend or terminate your repurchase plan. Please tell us how a suspension of your repurchase plan would be consistent with this being a continuous offering under Rule 415.

Appendix A – Prior Performance Tables

Table I: Experience in Raising and Investing Funds, page A-1

22.   Please tell us if the sponsor or its affiliates purchased in any of the prior programs' offerings disclosed here.

Table III: Operating Results of Public Programs, page A-4

23.   Please tell us how the estimated value per unit was determined.

Exhibits

24.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel